UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

ONESPAWORLD HOLDINGS LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

P73684113

(CUSIP Number)

Marc Magliacano

Steiner Leisure Limited

Suite 104A, Saffrey Square

Nassau, Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P73684113	Page 2

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Steiner Leisure Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION The Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,867,900[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,867,900[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,867,900[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1

Includes 11,381,380 common shares and 1,486,520 warrants to purchase common shares. Does not include beneficial ownership of approximately 17,185,500 non-voting common shares, par value $0.0001 per share (“Non-Voting Common Shares”), or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 (“Exchange Act”) and are not subject to the reporting requirements of Rule 13d-1(a).

2

The percentage is calculated based upon 68,054,234 common voting shares outstanding, which is the number of outstanding shares as of September 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 12, 2020, adjusted for the share issuances reported in subsequent Form 4 filings on December 10, 2020 and December 23, 2020.

CUSIP No. P73684113	Page 3

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Nemo Parent, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION The Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,867,900[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,867,900[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,867,900[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

3

Includes 11,381,380 common shares and 1,486,520 warrants to purchase common shares. Does not include beneficial ownership of approximately 17,185,500 non-voting common shares, par value $0.0001 per share (“Non-Voting Common Shares”), or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 (“Exchange Act”) and are not subject to the reporting requirements of Rule 13d-1(a).

4

The percentage is calculated based upon 68,054,234 common voting shares outstanding, which is the number of outstanding shares as of September 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 12, 2020, adjusted for the share issuances reported in subsequent Form 4 filings on December 10, 2020 and December 23, 2020.

CUSIP No. P73684113	Page 4

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Nemo Investor Aggregator, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,867,900[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,867,900[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,867,900[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

5

Includes 11,381,380 common shares and 1,486,520 warrants to purchase common shares. Does not include beneficial ownership of approximately 17,185,500 non-voting common shares, par value $0.0001 per share (“Non-Voting Common Shares”), or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 (“Exchange Act”) and are not subject to the reporting requirements of Rule 13d-1(a).

6

The percentage is calculated based upon 68,054,234 common voting shares outstanding, which is the number of outstanding shares as of September 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 12, 2020, adjusted for the share issuances reported in subsequent Form 4 filings on December 10, 2020 and December 23, 2020.

CUSIP No. P73684113	Page 5

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Dory HoldCo, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,198,130
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,198,130

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,198,130
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

7

The percentage is calculated based upon 68,054,234 common voting shares outstanding, which is the number of outstanding shares as of September 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 12, 2020, adjusted for the share issuances reported in subsequent Form 4 filings on December 10, 2020 and December 23, 2020.

Explanatory Note

This Amendment No.1 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission on June 22, 2020 (the “Schedule 13D”).

As disclosed in the Schedule 13D, 8,198,130 shares, par value $0.0001 per share (the “Dory Shares”) directly held by Dory HoldCo, LLC (“Dory”) were pledged pursuant to an agreement with a third party.

The purpose of this Amendment is to disclose that the Dory Shares are no longer pledged.

All information contained in this Amendment is as of June 22, 2020, unless otherwise expressly provided herein.

This Amendment amends Item 6 as set forth below.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As noted in the Explanatory Note above, this Amendment is being filed to provide notice of release of the Dory Shares from the pledge.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2020

Steiner Leisure Limited

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: Vice President and Assistant Secretary

Nemo Parent, Inc.

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: Vice President

Nemo Investor Aggregator, Limited

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: President and Chairman

Dory HoldCo, LLC

By:	/s/ Robert C. Boehm
Name: Robert C. Boehm
Title: Chief Executive Officer, Executive Vice President General Counsel and Secretary